UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 43)*

VEON LTD.

(formerly VimpelCom Ltd.)

Common Shares, par value US$0.001 per share

(Title of Class of Securities)

91822M106**

(CUSIP Number)

** CUSIP number of American Depositary Shares listed on the NASDAQ Global Select Market.

The Common Shares are not publicly traded in the United States.

Gaute S. Gravir

Telenor ASA

Snarøyveien 30

N-1360 Fornebu, Norway

+47 99 47 50 76

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2019

(Date of Event which Requires Filing of this Statement)

Copy to:

N. Nell Scott

Orrick, Herrington & Sutcliffe LLP

107 Cheapside

London EC2V 6DN

United Kingdom

+44 20 7862 4600

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this “cover page” shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 91822M 10 6 (ADSs)

1.	Name of Reporting Person: Telenor East Holding II AS	I.R.S. Identification Nos. of above persons (entities only): 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A
6.	Citizenship or Place of Organization: Norway
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0- Common Shares
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: -0- Common Shares
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0- Common Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): -0-% of the outstanding Common Shares
14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 91822M 10 6 (ADSs)

1.	Name of Reporting Person: Telenor Mobile Holding AS	I.R.S. Identification Nos. of above persons (entities only): 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A
6.	Citizenship or Place of Organization: Norway
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0- Common Shares
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: -0- Common Shares
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0- Common Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): -0-% of the outstanding Common Shares
14.	Type of Reporting Person (See Instructions): CO, HC

CUSIP No. 91822M 10 6 (ADSs)

1.	Name of Reporting Person: Telenor ASA	I.R.S. Identification Nos. of above persons (entities only): 98-0387714
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A
6.	Citizenship or Place of Organization: Norway
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0- Common Shares
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: -0- Common Shares
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0- Common Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): -0-% of the outstanding Common Shares
14.	Type of Reporting Person (See Instructions): CO, HC

SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 43 (this “Amendment”) to the statement on Schedule 13D (as amended by this Amendment, this “Statement”) relates to the common shares, par value US$0.001 per share (the “Common Shares”), of VEON Ltd. (formerly VimpelCom Ltd.) a company organized under the laws of Bermuda. The principal business address of VEON Ltd. is Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands, and its business telephone number is +31 20 797 7200.

Except as provided herein, this Amendment does not modify any of the information previously reported in this Statement.

Item 2. Identity and Background

This Statement is being filed jointly by Telenor East Holding II AS (referred to herein as “Telenor East Holding”), Telenor Mobile Holding AS (referred to herein as “Telenor Mobile Holding”) and Telenor ASA (collectively, the “Reporting Persons”).

TELENOR EAST HOLDING II AS

(a)	Telenor East Holding II AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30

N-1360 Fornebu

Norway

(c)	Telenor East Holding is engaged principally in the business of investing in the telecommunications industry outside of Norway.

(d)	During the last five years, Telenor East Holding has not been convicted in a criminal proceeding.

(e)

During the last five years, Telenor East Holding was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Holding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST HOLDING II AS

(a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor East Holding. The business address of each of such persons is Telenor East Holding II AS, c/o Telenor ASA, Snarøyveien 30, N-1360 Fornebu, Norway.

DIRECTORS OF TELENOR EAST HOLDING II AS

Name and Residential Address	Citizenship	Present Principal Occupation

Henning Thronsen (Oslo, Norway)	Norway	Chair of the Board of Telenor East Holding; Head of Project and Corporate Finance, Group Treasury, Telenor ASA

Frode Borhaug (Høvik, Norway)	Norway	Head of Funding, Telenor ASA

Gaute S. Gravir (Oslo, Norway)	Norway	Attorney-at-law, Group Legal of Telenor ASA

EXECUTIVE OFFICERS OF TELENOR EAST HOLDING II AS
Name and Residential Address	Citizenship	Present Principal Occupation

None

(d) During the last five years, none of the above executive officers and directors of Telenor East Holding has been convicted in a criminal proceeding.

(e) During the last five years, none of the above executive officers and directors of Telenor East Holding was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Holding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TELENOR MOBILE HOLDING AS

(a)	Telenor Mobile Holding AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30

 N-1360 Fornebu

 Norway

(c) Telenor Mobile Holding is engaged principally in the development of and investment in the field of telecommunications through direct and indirect ownership of companies and entering into agreements relating to telecommunications.

(d) During the last five years, Telenor Mobile Holding has not been convicted in a criminal proceeding.

(e) During the last five years, Telenor Mobile Holding was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Mobile Holding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR MOBILE HOLDING AS

(a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor Mobile Holding. The business address of the directors and executive officers is Telenor Mobile Holding, c/o Telenor ASA, Snarøyveien 30, N-1360 Fornebu, Norway.

DIRECTORS OF TELENOR MOBILE HOLDING AS

Name and Residential Address	Citizenship	Present Principal Occupation

Jørgen C. Arentz Rostrup (Oslo, Norway)	Norway	Executive Vice President and Chief Financial Officer of Telenor ASA; Chair of the Board of Telenor Mobile Holding

Siri Birgitte Bang Berge (Oslo, Norway)	Norway	Senior Vice President Group Legal and General Counsel of Telenor ASA

Kristine Jensen (Oslo, Norway)	Norway	Director Controlling, Group Finance of Telenor ASA

EXECUTIVE OFFICERS OF TELENOR MOBILE HOLDING AS

Name and Residential Address	Citizenship	Present Principal Occupation

Håvard Naustdal (Sandvika, Norway)	Norway	Chief Executive Offier of Telenor Mobile Holding

(d) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding has been convicted in a criminal proceeding.

(e) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TELENOR ASA

(a)	Telenor ASA, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30

 N-1360 Fornebu

 Norway

(c) Telenor ASA is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.

(d) During the last five years, Telenor ASA has not been convicted in a criminal proceeding.

(e) During the last five years, Telenor ASA was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor ASA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR ASA

(a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor ASA. The business address of each of such persons is c/o Telenor ASA, Snarøyveien 30, N-1360 Fornebu, Norway.

DIRECTORS OF TELENOR ASA

Name and Residential Address	Citizenship	Present Principal Occupation

Gunn Wærsted (Oslo, Norway)	Norway	Chair of the Board of Telenor ASA; Chair of the Board of Petoro AS; Member of the Boards of Nationwide (UK), Fidelity International (FIL) and Saferoad Holdings AS

Jørgen Kildahl (Einsiedeln, Switzerland)	Norway	Vice Chair of the Board of Telenor ASA; Member of the Boards of Höegh LNG, Nysäter Wind AB, Ørsted and ALPIQ AG

Jacob Aqraou (Engleberg, Switzerland)	Denmark	Member of the Board of Wallapop

Jon Erik Reinhardsen (Oslo, Norway)	Norway	Chair of the Board of Equinor ASA; Member of the Boards of Awilhelmsen Management AS and Oceaneering International, Inc.

Sally Davis (London, England)	United Kingdom	Member of the Boards of Arqiva Group Limited and Chair of the Board of the charity Leonard Cheshire

Grethe Viksaas (Oslo, Norway)	Norway	Chair of the Board of Norsk Regnesentral; Member of the Boards of PoLight ASA and Crayon

Anita Helen Steine (Asker, Norway)	Norway	Employee Representative

Jan Otto Eriksen (Oslo, Norway)	Norway	Employee Representative; Union Representative for Tekna in Telenor in Norway

Esben Smistad (Oslo, Norway)	Norway	Employee Representative; Member of the national executive board of the Norwegian Electrician and IT workers union; Chair of the ICT-branch and convener of Electrician and IT workers union in Telenor

EXECUTIVE OFFICERS OF TELENOR ASA

Name and Residential Address	Citizenship	Present Principal Occupation

Sigve Brekke (Oslo, Norway)	Norway	President and Chief Executive Officer of Telenor ASA

Jørgen C. Arentz Rostrup (Oslo, Norway)	Norway	Executive Vice President and Chief Financial Officer of Telenor ASA

Ruza Sabanovic (Oslo, Norway)	Montenegro	Executive Vice President and Head of Technologies and Services of Telenor ASA

Albern Murty (Malaysia)	Malaysia	Executive Vice President Developed Asia Cluster of Telenor ASA and Chief Executive Officer of Digi.Com Berhad

Cecilie Blydt Heuch (Bærum, Norway)	Norway	Executive Vice President and Chief People Officer of Telenor ASA; Member of the Board of Fred Olsen Energy

Anne Kvam (Oslo, Norway)	Norway	Executive Vice President and Chief Corporate Affairs Officer of Telenor ASA

Lars Thomsen (Haslev, Denmark)	Denmark	Acting Executive Vice President and Chief Marketing Officer of Telenor ASA; Senior Vice President, IoT Telenor Group

Ifran Wahab Khan (Islamabad, Pakistan)	UK/Pakistan	Executive Vice President, Emerging Asia Cluster, and Chief Executive Officer of Telenor Pakistan; Member of the Boards of Telenor Microfinance Bank, Telenor Pakistan, Grameenphone and Telenor Myanmar

Petter-Børre Furberg (Oslo, Norway)	Norway	Executive Vice President and Chief Executive Officer of Telenor Norway

Jukka Leinonen (Helsinki, Finland)	Finland	Executive Vice President Nordic Cluster and Chief Executive Officer of DNA, Finland; Chair of the Board of the Finnish Information and Communications Association

(d) During the last five years, none of the above executive officers and directors of Telenor ASA has been convicted in a criminal proceeding.

(e) During the last five years, none of the above executive officers and directors of Telenor ASA has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of the Transaction

On November 22, 2019, Telenor East Holding sold 156,703,840 Common Shares, in the form of American Depositary Shares, to Citigroup Global Markets at a price per share of USD 2.31, representing all of Telenor East Holding’s remaining interest in VEON Ltd. The sale resulted in net proceeds to Telenor East Holding of approximately USD 362 million. This transaction represents approximately 8.9% of the total outstanding Common Shares and Telenor East Holding’s final exit from VEON Ltd.

Except as described in this Statement, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the events set forth in paragraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer

(a)-(b)

On completion of the sale described in Item 2 of this Statement, Telenor East Holding will have fully divested its remaining holding of Common Shares (in the form of American Depositary Shares).

To the best of each Reporting Person’s knowledge, none of the individuals named in Item 2 of this Statement is, or may be deemed to be, the beneficial owner of any securities of VEON Ltd.

Neither the filing of this Statement nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of VEON Ltd. for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes.

(c) None of the Reporting Persons or, to the best of each Reporting Person’s knowledge, none of the persons identified in Item 2 of this Statement, has engaged in any transactions in the securities of VEON Ltd. during the past 60 days.

(d) Other than the Reporting Persons, to the best of each Reporting Person’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares held by Telenor East Holding.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except for the matters disclosed in this Statement, none of the Reporting Persons, and to the best of each Reporting Person’s knowledge, none of the individuals named in Item 2 hereof has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of VEON Ltd., including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

99.1 Oslo Børs announcement of Telenor ASA, dated November 22, 2019.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct and that such Statement, as amended hereby, is true, complete and correct.

Dated: November 25, 2019

TELENOR EAST HOLDING II AS

By	/s/ Gaute S. Gravir
	Name:	Gaute S. Gravir
	Title:	Attorney-in-fact

TELENOR MOBILE HOLDING AS

By	/s/ Gaute S. Gravir
	Name:	Gaute S. Gravir
	Title:	Attorney-in-fact

TELENOR ASA

By	/s/ Gaute S. Gravir
	Name:	Gaute S. Gravir
	Title:	Attorney-in-fact